Exhibit 99.11

Publication of the decision to increase the offer price regarding the voluntary public acquisition offer in the form of a partial offer by Maruho Deutschland GmbH to the shareholders of Biofrontera AG

Maruho decides to increase the offer price to € 7.20 per share of Biofrontera

•	Japanese pharmaceutical company adapts offer to changed economic environment

•	New offer price exceeds the highest XETRA market prices of the past ten years

•	Premium of around 27 percent on the closing price on April 1, 2019

•	Biofrontera shareholders can tender their shares until June 24, 2019

Leverkusen, May 23, 2019. Maruho Deutschland GmbH, a subsidiary of the Japanese pharmaceutical company Maruho Co., Ltd., today decided to increase the offer price for the current voluntary public partial acquisition offer for Biofrontera AG. Maruho will offer shareholders € 7.20 per share in cash (previously: € 6.60), a price that significantly exceeds the highest XETRA market prices for Biofrontera shares of the past ten years. Moreover, the new offer price corresponds to a premium of 27.21 percent on the XETRA closing price of the Biofrontera share on April 1, 2019, the last unaffected price prior to the announcement of the initial offer. Previously, the corresponding premium had amounted to 16.61 percent.

The increased offer takes into account that the economic environment has changed. In particular, the new offer price reflects Biofrontera’s better than expected outlook for the current fiscal year. In its forecast published on April 29, Biofrontera’s Management Board had expressed its expectations to reach the intended break-even already in the fourth quarter of 2019, which is earlier than previously expected. Together with a favorable economic environment and other positive news published by the company recently, this resulted in an increase of Biofrontera’s share price at the stock exchange.

The other parameters of the transaction remain unaffected by the increase of the offer price: The acceptance period will end on June 24, 2019, 24:00 hours (CEST). The offer is still valid for a total of 4,322,530 registered shares of Biofrontera AG, which would increase Maruho’s stake from currently around 20.3 percent to 29.99 percent. Should more than the intended number of shares be tendered into the offer, acceptance will be carried out on a pro rata basis. Maruho will use cash on hand to finance the purchase of the tendered Biofrontera shares.

Today’s decision to increase the offer price will be set out in an amendment to the offer document, which Maruho will publish in a timely manner in German language and as a non-binding English translation on the internet at http://www.pharma-offer.de. The documents will also be available for distribution free of charge at Hering Schuppener Consulting, Kapitalmarkt- und Transaktionskommunikation, Berliner Allee 44, 40212 Düsseldorf, Germany (order by telephone at + 49 (0) 211 43079-216 or by telefax to +49 (0) 211 43079-280 (mail delivery) or via e-mail to angebotsunterlage@heringschuppener.com (e-mail delivery)).

Important information:

This publication is neither an offer to purchase nor a request to submit an offer to sell shares in Biofrontera AG (“Biofrontera-Shares”). The final terms of the amendment of Maruho’s partial acquisition offer for Biofrontera-Shares (“Offer Amendment”), as well as further information regarding the offer amendment, will be communicated in the amendment to the offer document, which Maruho will publish in a timely manner.

Investors and holders of Biofrontera-Shares or American Depositary Shares (“ADS”) in Biofrontera AG (“Biofrontera-ADS”) are strongly advised to read the amendment to the offer document, as well as all other documents relating to the Acquisition Offer as they contain important information. The Acquisition Offer is only for Biofrontera-Shares and holders of Biofrontera-ADS cannot directly tender their Biofrontera-ADS for sale in connection with the Acquisition Offer. Holders of Biofrontera-ADS who wish to accept the Acquisition Offer with regard to the Biofrontera-Shares underlying their Biofrontera-ADS are entitled to do so but must first timely convert their Biofrontera-ADS to Biofrontera-Shares, which can then be tendered for sale within the framework of, in accordance with, and subject to, the terms of the Acquisition Offer set out in the offer document and its amendment.

Investors and holders of Biofrontera-Shares or Biofrontera-ADS may also view a non-binding English translation of the documents, notices and announcements pertaining to the Acquisition Offer on the website of the U.S. Securities and Exchange Commission (“SEC”) (http://www.sec.gov) free of charge as soon as they have been furnished to the SEC under cover of Form CB and have become available on the website. Neither the SEC nor any securities commission of any state in the U.S. has (a) approved or disapproved of the Acquisition Offer, (b) passed upon the merits or fairness of the Offer, or (c) passed upon the adequacy or accuracy of the disclosure in this announcement. Any representation to the contrary is a criminal offense in the U.S.

The Acquisition Offer set out in the offer document and its amendment refers to shares of a German company and is made exclusively in accordance with the laws of the Federal Republic of Germany and certain applicable provisions of the securities laws and regulations of the United States of America and the respective applicable exemptions, in particular the so-called “Tier I Exemption”. As a result of the Tier I Exemption, the Acquisition Offer is generally subject to the disclosure and other requirements and procedures of the Federal Republic of Germany that differ from those of the United States. Any contract that is concluded on the basis of the Acquisition Offer will be governed solely by the laws of the Federal Republic of Germany and is to be construed in accordance with these laws.

With the exception of the permission to publish the offer document in Germany and pursuant to German law, no other registrations, approvals or authorizations of the offer document or the Acquisition Offer have been or will be applied for or arranged with securities regulators of other legal systems.